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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-1
                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                 ISOMEDIX INC.
                       (NAME OF SUBJECT COMPANY [ISSUER])

                         STERIS ACQUISITION CORPORATION
                               STERIS CORPORATION
                                   (BIDDERS)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (TITLE OF CLASS OF SECURITIES)

                                   464890102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                                BILL R. SANFORD
                         STERIS ACQUISITION CORPORATION
                             C/O STERIS CORPORATION
                               5960 HEISLEY ROAD
                               MENTOR, OHIO 44060
                           TELEPHONE: (216) 354-2600
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
     AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                            ------------------------

                                    COPY TO:
                              ROY L. TURNELL, ESQ.
                           THOMPSON HINE & FLORY, LLP
                                3900 KEY CENTER
                               127 PUBLIC SQUARE
                           CLEVELAND, OHIO 44114-1216
                           TELEPHONE: (216) 566-5500

                           CALCULATION OF FILING FEE
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
                  TRANSACTION                                        AMOUNT OF
                  VALUATION*                                        FILING FEE
-------------------------------------------------------------------------------------------------
                $155,470,401.00                                     $31,094.08

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* For purposes of calculating fee only. This amount assumes the purchase at a purchase price of $20.50 per share of an aggregate of 7,583,922 shares of common stock. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percentum of the value of shares purchased.
[ ] Check box if any part of the fee is offset as provided by Rule 0-11(A)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                    Amount Previously Paid: NONE             Filing Party: N/A
                    Form or Registration No.: N/A            Date Filed: N/A

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

     This Schedule 14D-1 Tender Offer Statement (this "Statement") relates to the offer by STERIS Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of STERIS Corporation, an Ohio corporation (the "Parent"), to purchase all of the outstanding shares of common stock, par value $.01 per share, and the associated preferred stock purchase rights (together with the rights, the "Shares") of Isomedix Inc., a Delaware corporation (the "Company"), at a price of $20.50 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 18, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal are annexed hereto as Exhibits
(a)(1) and (a)(2), respectively.

ITEM 1. SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Isomedix Inc., a Delaware corporation with its principal executive offices at 11 Apollo Drive, Whippany, New Jersey 07981.

     (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

     (a-d, g) This Statement is being filed on behalf of the Parent and the Purchaser for purposes of the Schedule 14D-1. The information set forth in the Introduction, Section 9 and Schedule I of the Offer to Purchase is incorporated herein by reference.

     (e-f) During the last five years, neither the Parent nor the Purchaser, nor, to the best knowledge of the Parent and the Purchaser, the persons listed in Schedule I of the Offer to Purchase, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violation of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a-b) The information set forth in the Introduction, Sections 8, 9 and 11 and Schedule I of the Offer to Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a-c) The information set forth in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     (a-b) The information set forth in the Introduction, and Sections 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Sections 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

     (d-e) The information set forth in Sections 6, 7, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

     (f-g) The information set forth in Sections 7, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) The information set forth in the Introduction, Sections 8 and 9 and
Schedule I of the Offer to Purchase is incorporated herein by reference.

     (b) None.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in the Introduction and Sections 9, 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in the Introduction and Sections 11 and 16 of the Offer to Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

     The incorporation by reference herein of the above-referenced financial information does not constitute an admission that such information is material to a decision by a shareholder of the Company whether to sell, tender or hold Shares being sought in the Offer.

ITEM 10. ADDITIONAL INFORMATION.

     (a) The information set forth in Sections 8, 9, 11, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

     (b-c, e) The information set forth in Sections 13, 14 and 15 of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth in Sections 7, 12 and 13 of the Offer to Purchase is incorporated herein by reference.

     (f) The information set forth in the Offer to Purchase and the Letter of Transmittal, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Press Release, dated August 12, 1997.
(a)(2)     Offer to Purchase, dated August 18, 1997.
(a)(3)     Letter of Transmittal.
(a)(4)     Notice of Guaranteed Delivery.
(a)(5)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)     Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies
           and Other Nominees.
(a)(7)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9.
(a)(8)     Summary Advertisement, dated August 18, 1997.
(b)(1)     Credit Agreement, dated May 13, 1996, among STERIS Corporation, various financial institutions and KeyBank National Association, as Agent (incorporated by reference to Exhibit 10.14 of STERIS Corporation's Annual Report on Form 10-K for the fiscal year ending March 31, 1996).
(b)(2)     First Amendment Agreement, dated November 22, 1996, to Credit Agreement, dated May
           13, 1996, among STERIS Corporation, various financial institutions and KeyBank
           National Association, as Agent.
(b)(3)     Second Amendment Agreement, dated June 10, 1997, to Credit Agreement, dated May
           13, 1996, among STERIS Corporation, various financial institutions and KeyBank
           National Association, as Agent (incorporated by reference to Exhibit 10.1 of
           STERIS Corporation's Quarterly Report on Form 10-Q for the quarterly period ended
           June 30, 1997).
(b)(4)     Third Amendment Agreement, dated June 10, 1997, to Credit Agreement, dated May 13,
           1996, among STERIS Corporation, various financial institutions and KeyBank
           National Association, as Agent (incorporated by reference to Exhibit 10.2 of
           STERIS Corporation's Quarterly Report on Form 10-Q for the quarterly period ended
           June 30, 1997).
(c)(1)     The Agreement and Plan of Merger, dated August 12, 1997, by and among Isomedix
           Inc., STERIS Corporation and STERIS Acquisition Corporation.
(c)(2)     Employment Agreement, dated August 12, 1997, between STERIS Corporation and John
           Masefield.
(c)(3)     Letter, dated August 12, 1997, from Bill R. Sanford, Chairman of the Board,
           President, and Chief Executive Officer of STERIS Corporation to Thomas J.
           DeAngelo, Vice President -- Finance and Administration and Chief Financial Officer
           of Isomedix Inc.
(d)        None.
(e)        Not applicable.
(f)        None.

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

                                   SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 18, 1997
                                          STERIS ACQUISITION CORPORATION

                                          By: /s/ BILL R. SANFORD
                                            ------------------------------------
                                            Name: Bill R. Sanford
                                              Title:  Chairman, President, and
                                                      Chief Executive Officer

                                          STERIS CORPORATION

                                          By: /s/ BILL R. SANFORD
                                            ------------------------------------
                                            Name: Bill R. Sanford
                                              Title:  Chairman, President, and
                                                      Chief Executive Officer

                                        5
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                                 EXHIBIT INDEX

EXHIBIT                                                                                PAGE
NUMBER                                 EXHIBIT NAME                                   NUMBER
-------  -------------------------------------------------------------------------    ------
 (a)(1)  Press Release, dated August 12, 1997. ...................................
 (a)(2)  Offer to Purchase, dated August 18, 1997. ...............................
 (a)(3)  Letter of Transmittal. ..................................................
 (a)(4)  Notice of Guaranteed Delivery. ..........................................
 (a)(5)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other
         Nominees. ...............................................................
 (a)(6)  Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees. ...........................................
 (a)(7)  Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9. ....................................................
 (a)(8)  Summary Advertisement, dated August 18, 1997. ...........................
 (b)(1)  Credit Agreement, dated May 13, 1996, among STERIS Corporation, various financial institutions and KeyBank National Association, as Agent
         (incorporated by reference to Exhibit 10.14 of STERIS Corporation's
         Annual Report on Form 10-K for the fiscal year ended March 31, 1996). ...
 (b)(2)  First Amendment Agreement, dated November 22, 1996, to Credit Agreement, dated May 13, 1996, among STERIS Corporation, various financial institutions and KeyBank National Association, as Agent. ................
 (b)(3)  Second Amendment Agreement, dated June 10, 1997, to Credit Agreement, dated May 13, 1996, among STERIS Corporation, various financial institutions and KeyBank National Association, as Agent (incorporated by reference to Exhibit 10.1 of STERIS Corporation's Quarterly Report on
         Form 10-Q for the quarterly period ended June 30, 1997). ................
 (b)(4)  Third Amendment Agreement, dated June 10, 1997, to Credit Agreement, dated May 13, 1996, among STERIS Corporation, various financial institutions and KeyBank National Association, as Agent (incorporated by reference to Exhibit 10.2 of STERIS Corporation's Quarterly Report on
         Form 10-Q for the quarterly period ended June 30, 1997). ................
 (c)(1)  The Agreement and Plan of Merger, dated August 12, 1997, by and among
         Isomedix Inc., STERIS Corporation and STERIS Acquisition Corporation. ...
 (c)(2)  Employment Agreement, dated August 12, 1997, between STERIS Corporation and John Masefield.......................................................
 (c)(3)  Letter, dated August 12, 1997, from Bill R. Sanford, Chairman of the
         Board, President, and Chief Executive Officer of STERIS Corporation to
         Thomas J. DeAngelo, Vice President -- Finance and Administration and
         Chief Financial Officer of Isomedix Inc..................................